EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS
ENDED JUNE 30, 2009

As used herein, “we”, “us”, “our”, “the Company” and “Safe Bulkers” all refer to Safe Bulkers, Inc. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

A.	Overview

Safe Bulkers, Inc. is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of September 30, 2009, we had a fleet of 14 drybulk vessels, with an aggregate carrying capacity of 1,153,900 deadweight tons, or dwt, and an average age of 3.54 years. We have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2011.

We employ our vessels on both period-time charters and spot charters, according to our assessment of market conditions.

We were incorporated on December 11, 2007 under the laws of the Marshall Islands to act as a holding company of drybulk vessel owning companies. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry. Our vessels are managed by our affiliated management company, Safety Management Overseas S.A.

We successfully completed our initial public offering (the “IPO”) in the United States on June 3, 2008 and our common stock trades on the New York Stock Exchange under the symbol “SB”.

B.	Recent Developments in Our Fleet and Employment Profile

During the first half of 2009, the following recent developments occurred with respect to our fleet and employment profile:

Our subsidiary Eniadefhi Shipping Corporation (“Eniadefhi”) took delivery on February 12, 2009 of the newbuild vessel Martine, a 87,000 dwt Post-Panamax-class vessel.

Our subsidiary Maxdeka Shipping Corporation (“Maxdeka”) and our subsidiary Maxenteka Shipping Corporation (“Maxenteka”) entered into an agreement with a third-party seller, whereby the parties agreed to cancel a Memorandum of Agreement (“MOA”) for the acquisition of two 82,000 dwt Kamsarmax-class newbuilds, and Maxdeka and Maxenteka agreed to forfeit the advance deposits of $7.2 million which had been paid per newbuild. There is no charter party agreement associated with these newbuilds.

Our subsidiary Eptaprohi Shipping Corporation (“Eptaprohi”) entered into an agreement to delay the delivery of a 176,000 dwt Capesize-class newbuild until September 2011, and to reduce its purchase price to $80.0 million. The newbuild is subject to a period time charter agreement, and the relevant charterer agreed to postpone delivery until 2012 in exchange for a decrease in the gross daily charter rate from $40,000 to $38,000.

Our subsidiary Maxpente Shipping Corporation (“Maxpente”) entered into an agreement to cancel a shipbuilding contract for the acquisition of a 176,000 dwt Capesize-class newbuild for a cancellation cost of $6.0 million excluding brokerage commission, forfeited from advanced payment. The outstanding balance of the advance payment of $10.1 million will be used to settle the second advance payment for the acquisition of the 176,000 dwt Capesize-class newbuild being acquired by Eptaprohi. In addition, Maxpente replaced the cancelled newbuild by signing a MOA with a third-party seller for the acquisition of a 177,000 dwt Capesize-class newbuild to be delivered in April 2010 for $63.0 million including commissions. The cancelled newbuild was subject to a period time charter agreement, and the relevant charterer has agreed to substitute the cancelled newbuild with the newly contracted 177,000 dwt Capesize-class vessel under its charter agreement.

Our subsidiary Shikoku Friendship Shipping Company (“Shikoku”) agreed to accept delayed delivery of a 95,000 dwt Post-Panamax-class newbuild from the second half of 2010 until a later date between June and August, 2011. There is no charter party agreement associated with this newbuild.

Our subsidiary Efragel Shipping Corporation (“Efragel”) entered into a MOA to sell its 76,000 dwt Panamax-class vessel Efrossini for $33.0 million excluding commissions, expected to be delivered during December 2009. The vessel is currently trading in the spot market.

Marathassa Shipping Corporation (“Marathassa”), Efragel, Kerasies Shipping Corporation (“Kerasies”) and Marindou Shipping Corporation (“Marindou”) have agreed with the charterers of their respective vessels to terminate their respective time charter agreements and to accept early redelivery of these vessels in exchange for compensation. As a result, the Company recorded aggregate early redelivery income of $72.1 million during the first six months of 2009.

Significant events subsequent to June 30, 2009 are described in Note 13 to our unaudited condensed consolidated financial statements included elsewhere herein.

C.	Selected Unaudited Information

The following tables present unaudited selected consolidated financial and other data of Safe Bulkers, Inc. for the six months ended June 30, 2009. All amounts are in thousands of U.S. Dollars, except for per share data, and data on days, fleet and daily rates.

	Six-Month Period Ended

	June 30, 2008	June 30, 2009

STATEMENTS OF INCOME
Net revenues	100,725	91,132
Vessel operating expenses	(8,827)	(9,378)
Early redelivery (cost)/income	(565)	72,064
Loss on asset cancellations	-	(20,699)
Operating income	81,329	122,629
Net income	68,077	120,087
Earnings per share - basic and diluted	1.25	2.20

CASH FLOW DATA
Net Cash Provided by Operating Activities	170,702	107,418
Net Cash Used in Investing Activities	(47,910)	(126,887)
Net Cash (Used in)/Provided by Financing Activities	(100,401)	1,914
Net increase / (decrease) in cash and cash equivalents	22,391	(17,555)

	December 31,	June 30,

	2008	2009

BALANCE SHEET DATA
Total assets	482,282	602,310

Total liabilities	517,827	534,090

Total shareholders’ (deficit)/equity	(35,545)	68,220

	Six Months Ended

	June 30, 2008	June 30, 2009

FLEET DATA
Number of vessels at period’s end	11.00	13.00
Weighted average age of fleet (in years)	3.12	3.56
Ownership days (1)	2,002	2,311
Available days (2)	1,977	2,303
Operating days (3)	1,970	2,303
Fleet utilization (4)	98.4%	99.6%
Average number of vessels in the period (5)	11.00	12.77
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$50,889	$39,479
Daily vessel operating expenses (7)	$4,409	$4,064

(1)	Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)	Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.
(4)	Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.
(5)	Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.
(6)	Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

D.	Results of Operations

Net income was $120.1 million, or earnings per share of $2.20, in the first half of 2009, an increase of 76% from net income of $68.1 million, or earnings per share of $1.25, in the first half of 2008. The increase in net income of $52.0 million reflects mainly: (i) net revenue of $91.1 million compared to $100.7 million, (ii) early redelivery income of $72.1 million, compared to early redelivery cost of $0.6 million, (iii) loss on asset cancellations of $20.7 million, compared to none, and (iv) foreign exchange gain of $1.0 million, compared to a foreign exchange loss of $9.9 million for the corresponding periods of 2009 and 2008, respectively, which are further discussed below:

Net revenue from vessels
Net revenue for the first half of 2009 decreased by 10% to $91.1 million from $100.7 million during the same period in 2008. The Company operated 12.77 vessels on average during the first half of 2009, earning a TCE rate of $39,479, compared to 11 vessels and a TCE rate of $50,889 during the first half of 2008. The decrease in the TCE rate resulted mainly from lower average period time charter rates contracted in previous periods, and to a lesser extent from the lower prevailing spot market charter rates.

Vessel operating expenses
Vessel operating expenses increased by 7% to $9.4 million for the first half of 2009, compared to $8.8 million for the same period in 2008. The increase in vessel operating expenses is attributable mainly to the increase in the average number of vessels in the period, the increase in crew wages and expenses, stores, provisions and lubricants, as well as to the initial supplies relating to the delivery of the newbuild vessel Martine on February 12, 2009. Daily vessel operating expenses decreased by 7.8% to $4,064 for the first half of 2009, compared to $4,409 for the first half of 2008. The decline mainly resulted from the number of dry-dockings which were completed during the relevant periods. During the first half of 2009, one scheduled dry-docking was partially completed, compared to three dry-dockings that were completed in the same period of 2008.

Early redelivery (cost)/income
During the first half of 2009, we recorded $72.1 million of early redelivery income relating to the early termination of period time charters of our vessels Maritsa, Efrossini, Katerina and Maria versus $0.6 million expense for the same period in 2008. Maritsa was redelivered on January 1, 2009 instead of January 13, 2009, for which we received compensation of $0.6 million. Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognized income of $29.1 million consisting of cash compensation received of $25.5 million net of commissions, and $3.6 million representing the unearned revenue from the terminated time charter contract. Katerina was redelivered on June 26, 2009 instead of November 26, 2010, for which we recognized income of $22.4 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million net of commissions, and $0.9 million representing the unearned revenue from the terminated time charter contract. Maria was redelivered on June 28, 2009 instead of January 2, 2011, for which we recognized income of $20.0 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million net of commissions, and $4.5 million representing the unearned revenue from the terminated time charter contract.

Loss on asset cancellations
During the first half of 2009, $20.7 million was recorded as loss on asset cancellations compared to none during the same period in 2008. In April 2009, the Company cancelled the MOAs for two Kamsarmax-class vessels and forfeited the advance deposits. The aggregate loss on terminating these contracts amounted to $13.7 million net of interest earned on the advance deposits. In May 2009, the Company entered into an agreement to cancel the newbuild contract for one Capesize-class vessel. The cost of cancelling this contract amounted to $7.0 million, inclusive of brokerage commissions.

Interest expense
Interest expense decreased by 17.1% to $6.9 million in the first half of 2009 from $8.3 million for the same period in 2008, attributable primarily to a decrease in interest rates, which offsets the effects of higher outstanding loan balances. The weighted average annual interest rate charged on loans outstanding was 2.755 % in the first half of 2009, compared to 4.250% in the first half of 2008. The weighted average of loans outstanding during the first half of 2009 amounted to $500.75 million, compared to $385.07 million during the first half of 2008. The higher average indebtedness reflects additional indebtedness to finance vessel acquisitions, and indebtedness used for general corporate purposes.

Foreign currency (loss)/gain
Foreign currency exchange differences amounted to a $1.0 million gain in the first half of 2009 compared to a $9.9 million loss for the same period in 2008. The effect of foreign currency exchange differences from loans denominated in foreign currencies was diminished in the first half of 2009, as during this period the one loan that was denominated in a foreign currency was converted into U.S. dollars.

Cash Flows
Cash and cash equivalents at June 30, 2009 amounted to $10.1 million, compared to $22.4 million at June 30, 2008.

Operating Activities

Net cash from operating activities amounted to $107.4 million for the six months ended June 30, 2009, consisting of net income after non-cash items of $140.4 million less an increase in working capital of $33.0 million. Net cash from operating activities amounted to $170.7 million for the six months ended June 30, 2008, consisting of net income after non-cash items of $78.0 million and a decrease in working capital of $92.7 million. The decrease in working capital was mainly attributable to the settlement of amounts due from the Manager of $96.4 million prior to the Company’s initial public offering.

Investing Activities

Net cash used in investing activities was $126.9 million for the six months ended June 30, 2009, compared to net cash flows used in investing activities of $47.9 million for the six months ended June 30, 2008. The increase of net cash used in investing activities is mainly attributable to the increase in restricted cash of $93.6 million following supplemental agreements to certain of our loan facilities that we entered into during the first six months of 2009, compared to an increase of $4.0 million in the six months ended June 30, 2008.

Financing Activities

Net cash provided by financing activities was $1.9 million for the six months ended June 30, 2009, compared to $100.4 million net cash used in financing activities for the six months ended June 30, 2008. The increase in net cash provided by financing activities is mainly attributable to lower dividends paid as partially offset by lower net proceeds from long-term debt during the relevant period. Dividends paid during the period ended June 30, 2009 was $16.4 million, compared to $175.4 million during the six months ended June 30, 2008. Net proceeds from long-term debt during the period ended June 30, 2009 was $18.3 million, compared to $73.7 million during the six months ended June 30, 2008.

Loan Facilities

For information relating to our credit facilities, please see Note 7 to our unaudited condensed consolidated financial statements included elsewhere herein.

D.	Liquidity and Capital Resources

As of June 30, 2009, we had $154.4 million in cash, of which $10.1 million consisted of cash and cash equivalents, $13.3 million consisted of short-term bank deposits with original maturities longer than three months and shorter than twelve months, $126.1 million consisted of short-term restricted cash and $4.9 million consisted of long-term restricted cash.

As of June 30, 2009, we, through our subsidiaries, had aggregate debt outstanding of $485.5 million, of which $58.1 million was payable within the next 12 months, including the entire outstanding balance of the loan secured by the Efrossini, which will be fully repaid upon the sale and delivery of the vessel to the new owners. As of June 30, 2009, we had additional borrowing capacity of $5.0 million under one of our credit facilities.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our shareholders. We anticipate that our primary sources of funds will be cash from operations, additional indebtedness to be raised and, possibly, equity financings. Following payments to the shipyards or third-party sellers and amendments to newbuild purchase prices, our commitments of $283.3 million as of June 30, 2009 have been reduced to $209.4 million as of September 30, 2009, $136.9 million of which is payable in 2010 and $72.5 million of which is payable in 2011. These commitments represent payments for the delivery of four newbuild vessels, one Capesize-class drybulk vessel and one Post-Panamax-class drybulk vessel due to be delivered each in 2010 and in 2011.

We currently estimate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements, through at least the end of 2009. During 2010, we expect to require additional indebtedness to partially fund our remaining commitments of an estimated $209.4 million with respect to our newbuilds. To the extent that we are unable to obtain such additional indebtedness, we will need to find alternative financing, unless delivery of one or more of our newbuilds is delayed or cancelled. If we are unable to find alternative financing, our subsidiaries will not be capable of funding their relevant commitments for capital expenditures relating to our contracted newbuilds, which could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operations.

During 2009, we paid to our shareholders two consecutive quarterly dividends of $0.15 per share each, in the aggregate amount of $16.4 million. Our future liquidity will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. We can give no assurance that dividends will be paid in the future.

E.	Capitalization and Indebtedness

The following table sets forth our consolidated capitalization and indebtedness as of June 30, 2009:

(Unaudited) June 30, 2009 (in thousands of U.S. Dollars)
Debt:
Current portion of long-term debt	19,104
Liability associated with asset held for sale	39,000
Long-term debt, net of current portion	427,434
Total debt (1)(2)	485,538
Shareholders’ equity:
Common stock	55
Additional paid-in capital	60
Retained earnings	68,105
Total shareholders’ equity	68,220
Total capitalization and indebtedness	$553,758

(1) All of our indebtedness is secured.
(2) All bank debt is issued by our subsidiaries. All bank debt is guaranteed by the Company.

F.	Trading on the New York Stock Exchange

Since our initial public offering in the U.S. on May 29, 2008, our common stock has been listed on the New York Stock Exchange under symbol “SB”. The following table shows the high and low closing sale prices for our common stock during the indicated periods.

2009	High	Low

April	$4.51	$3.17
May	7.70	4.89
June	7.95	6.00
Second Quarter	7.95	3.17
July	8.28	6.02
August	8.62	7.33
September	8.57	6.77
Third Quarter	8.62	6.02

SAFE BULKERS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

		December 31,	June 30,

	Notes	2008	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		27,702	10,148
Time deposits – short term		21,274	13,290
Accounts receivable trade, net	4	528	40,645
Due from Manager		112	-
Inventories		1,189	1,086
Accrued revenue		3,938	2,080
Asset held for sale	5	-	16,969
Restricted cash	3	32,629	126,111
Prepaid expenses and other current assets		714	812
Total current assets		88,086	211,141

FIXED ASSETS (net)	6	387,296	384,629

OTHER NON CURRENT ASSETS:
Deferred finance charges, net		773	735
Restricted cash		4,750	4,900
Accrued revenue		-	905
Derivative assets	11	1,377	-
Total assets		482,282	602,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	7	54,807	19,104
Liability associated with asset held for sale	7	-	39,000
Unearned revenue		8,451	3,992
Trade accounts payable		1,575	1,766
Accrued liabilities		6,030	8,787
Due to Manager		-	303
Total current liabilities		70,863	72,952

Derivative liabilities	11	21,716	14,642
Long-term debt, net of current portion	7	413,483	427,434
Unearned revenue — long term		11,765	19,062
Total liabilities		517,827	534,090

COMMITMENTS AND CONTINGENCIES	10	-	-
SHAREHOLDERS’ EQUITY/(DEFICIT):
Shareholders’ equity:
Common stock, $0.001 par value; Authorized 200,000,000 shares, 54,501,334 and 54,508,907 issued and outstanding at December 31, 2008 and June 30, 2009, respectively		55	55
Preferred stock, $0.01 par value; 20,000,000 shares authorized, none issued or outstanding as of December 31, 2008 and June 30, 2009, respectively		-	-
Additional paid in capital		30	60
Retained (deficit)/earnings		(35,630)	68,105
Total shareholders’ (deficit)/equity		(35,545)	68,220

Total liabilities and shareholders’ equity		482,282	602,310

The accompanying notes are an integral part of these condensed consolidated statements.

SAFE BULKERS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars, except for share and per share data)

		Six-Month Period Ended

	Notes	June 30, 2008	June 30, 2009

REVENUES:

Revenues		104,639	93,174
Commissions		(3,914)	(2,042)
Net revenues		100,725	91,132

EXPENSES:

Voyage expenses		(117)	(219)
Vessel operating expenses		(8,827)	(9,378)
Depreciation	6	(5,170)	(6,543)
General and administrative expenses		(4,717)	(3,728)
Early redelivery (cost)/income	8	(565)	72,064
Loss on asset cancellations	6, 9	-	(20,699)
Operating income		81,329	122,629

OTHER (EXPENSE) / INCOME:

Interest expense		(8,273)	(6,878)
Other finance costs		(160)	(248)
Interest income		582	841
Gain on derivatives	11	4,568	2,831
Foreign currency (loss)/gain		(9,925)	960
Amortization and write-off of deferred finance charges		(44)	(48)
Net income		68,077	120,087

Earnings per share, basic and diluted	12	1.25	2.20
Weighted average number of shares, basic and diluted		54,500,000	54,508,235

The accompanying notes are an integral part of these condensed consolidated statements.

SAFE BULKERS, INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENT
OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS
ENDED JUNE 30, 2009
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of December 31, 2008	55	30	(35,630)	(35,545)

Net income	—	—	120,087	120,087

Share based compensation	—	30	—	30
Dividends – ($0.30 per share) $0.15 per share declared on February 9, 2009 and May 6, 2009	—	—	(16,352)	(16,352)

Balance as of June 30, 2009	55	60	68,105	68,220

The accompanying notes are an integral part of these condensed consolidated statements.

SAFE BULKERS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2009
(In thousands of U.S. Dollars)

	June 30.

	2008	2009

Net Cash Provided by Operating Activities	170,702	107,419

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction and other fixed assets	(43,910)	(41,239)
(Increase) in restricted cash	(4,000)	(93,632)
Decrease in bank time deposits	-	7,984
Net Cash Used in Investing Activities	(47,910)	(126,887)

Cash Flows from Financing Activities:
Proceeds from long-term debt	120,000	40,000
Principal payments of long-term debt	(46,272)	(21,724)
Advances from shareholders	11,489	-
Repayment of advances to shareholders	(10,086)	-
Dividends paid	(175,390)	(16,352)
Payment of deferred financing costs	(197)	(10)
Proceeds on issuance of common stock	55	-
Net Cash (Used in)/Provided by Financing Activities	(100,401)	1,914

Net increase/(decrease) in cash and cash equivalents	22,391	(17,554)
Cash and cash equivalents at beginning of period	-	27,702
Cash and cash equivalents at end of period	22,391	10,148

The accompanying notes are an integral part of these condensed consolidated statements.

SAFE BULKERS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc., referred to herein as “Safe Bulkers”, is a public company incorporated on December 11, 2007 under the laws of the Marshall Islands to act as a holding company of drybulk vessel owning companies. The accompanying condensed consolidated financial statements include the accounts of Safe Bulkers and its wholly owned subsidiaries listed below (collectively the “Company”).

Subsidiary	Vessel Name	Type	Built

Efragel Shipping Corporation	Efrossini	Panamax	February 2003
Marindou Shipping Corporation	Maria	Panamax	April 2003
Avstes Shipping Corporation	Vassos	Panamax	February 2004
Kerasies Shipping Corporation	Katerina	Panamax	May 2004
Marathassa Shipping Corporation	Maritsa	Panamax	January 2005
Pemer Shipping Ltd.	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd.	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd.	Pedhoulas Leader	Kamsarmax	March 2007
Staloudi Shipping Corporation	Stalo	Post—Panamax	January 2006
Marinouki Shipping Corporation	Marina	Post—Panamax	January 2006
Soffive Shipping Corporation	Sophia	Post—Panamax	June 2007
Eniaprohi Shipping Corporation	Eleni	Post—Panamax	November 2008
Eniadefhi Shipping Corporation	Martine	Post—Panamax	February 2009
Maxdodeka Shipping Corporation	Andreas K	Post—Panamax	2009 (2)
Maxpente Shipping Corporation	TBN (3)	Capesize	2010 (1)
Maxdekatria Shipping Corporation	TBN (3)	Post—Panamax	2010 (1)
Eptaprohi Shipping Corporation	TBN (3)	Capesize	2011 (1)
Shikoku Friendship Shipping Company	TBN (3)	Post—Panamax	2011 (1)
Maxdeka Shipping Corporation	—	—	—
Maxenteka Shipping Corporation	—	—	—
Maxtessera Shipping Corporation	—	—	—

(1)	Estimated completion date for newbuild vessels.
(2)	Refer to Subsequent Events Note 13(d).
(3)	To be named (‘TBN”).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Safe Bulkers, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2009. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F.

2. Significant Accounting Policies

A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F. There have been no changes to the Company’s significant accounting policies other than noted below.

Recent Accounting Pronouncements:

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires enhanced disclosures in respect of derivative instruments and hedging activities. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As this statement relates only to disclosure requirements, the Company’s adoption of SFAS 161 did not have an impact on its financial position, results of operations or cash flows.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) “Interim Disclosures about Fair Value of Financial Instruments” (“No. SFAS 107-1 and APB 28-1”). The FSP amends FASB Statement (“SFAS”) No. 107, “Disclosures about the Fair Value of Financial Instruments”, and APB No. 28, “Interim Financial Reporting” to include disclosures about the fair value of its financial instruments whenever summarized financial information for interim reporting periods is issued. The FSP is effective for interim periods ending after June 15, 2009. The Company’s adoption of FSP SFAS 107-1 and APB 28-1 did not have a material impact on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events”(“SFAS No. 165”), which provides guidance on management’s assessment of subsequent events. SFAS 165:

•

Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.”

•

Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, “Subsequent Events” (“AU Section 560”) for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and non-recognized subsequent events (Type II).

•

Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.

•

Indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of SFAS No. 165 in the second quarter of 2009 did not have significant impact on the Company’s financial statements.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS 167 will be effective January 1, 2010. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2009, the FASB issued Statement No. 168, FASB “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162 (“SFAS No. 168”), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification’s content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. Statement 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company’s financial statements.

3. Restricted cash – current assets

The restricted cash represents collateral pledged in favour of our banks in connection with performance guarantees issued on our behalf for payments to shipyards due in 2009 totalling $32.6 million as of December 31, 2008 and June 30, 2009, and cash pledged in favour of our lenders of $93.5 million as of June 30, 2009 pursuant to our loan agreements, as amended.

4. Accounts receivable

	December 31,	June 30,

	2008	2009

Early redelivery compensation receivables	-	37,702
Other receivables	528	2,943

Total	528	40,645

The early redelivery compensation receivables were settled by the respective charterers on July 1, 2009.

5. Asset held for sale

Asset held for sale represents the carrying value of the vessel Efrossini for which the Company entered into a Memorandum of Agreement (“MOA”) with an unrelated third party, dated June 9, 2009, for its sale at a price of $33,000 for delivery from September to December 2009. The Company expects delivery to take place within December 2009.

6. Fixed assets, net

Total Fixed assets are comprised of Vessels, Advances for vessel acquisition and Vessels under construction and Other fixed assets.

Total Fixed assets	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2008	423,451	(36,155)	387,296

Depreciation expense	-	(6,543)	(6,543)
Transfer to asset held for sale	(22,120)	5,151	(16,969)
Advances paid for vessel acquisition/construction	41,239	-	41,239
Forfeiture of advances paid due to newbuild cancellations	(20,394)	-	(20,394)

Balance, June 30, 2009	422,176	(37,547)	384,629

During the six months ended June 30, 2009, the Company entered into a MOA with an unrelated third party, dated May 8, 2009, to acquire a Capesize-class drybulk newbuild H1144 upon its completion and delivery from the shipyard, estimated for second quarter of 2010, for $63,000 and took delivery of the newbuild vessel Martine, ex H3255 on February 12, 2009.

7. Bank debt

Balance as of December 31, 2008	468,290
Principal payments of long-term debt	(21,724)
Unrealized foreign exchange (gain)	(1,028)
Loan proceeds	40,000

Balance as of June 30, 2009	485,538

Less: Current portion	(19,104)
Less: Liability associated with asset held for sale	(39,000)

Bank debt - Long term	427,434

During the six months ended June 30, 2009, the Company entered into supplemental agreements for certain of its facilities and made drawings on one of its facilities. Details of the amendments to the existing loan facilities and of the new facility are discussed in Notes 8 and 11(a) of the Company’s consolidated financial statements for the year ended December 31, 2008, included in the Company’s annual report on Form 20-F.

The estimated minimum annual principal payments required to be made after June 30, 2009, based on the loan agreements as amended are as follows:

To June 30,

2010	58,104
2011	18,667
2012	24,669
2013	34,450
2014	27,041
2015 and thereafter	322,607

Total	485,538

8. Early redelivery (cost)/income

Early redelivery income for the six months ended June 30, 2009 relating to the early termination of period time charters of our vessels Maritsa, Efrossini, Katerina and Maria amounted to $72.1 million and represents cash compensation net of commissions of $63.1 million received from the respective charterers and $9.0 million relating to the remaining balance of unearned revenue from the respective terminated time charter contracts.

9. Loss on asset cancellations

The Company concluded the following asset cancellations during the first half of 2009:

•

In April 2009, the Company cancelled the MOAs for two Kamsarmax-class vessels and forfeited the advance deposits. The aggregate loss on terminating these contracts amounted to $13.7 million net of interest earned on the advance deposits.

•

In June 2009, the Company entered into an agreement to cancel the newbuild contract for one Capesize-class vessel. The cost of cancelling this contract amounted to $7.0 million, inclusive of brokerage commissions, of which $6.0 million represented the forfeiture of advance deposits.

10. Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and MOAs

As of June 30, 2009, the Company had commitments under one shipbuilding contract and four MOAs for the acquisition of five newbuilds. The Company expects to settle the commitments under these as follows:

Period	Due to Shipyards / Sellers	Due to Manager	Total

July 1, 2009 – June 30, 2010	187,790	3,037	190,827
July 1, 2010 – June 30, 2011	39,220	188	39,408
July 1, 2011 – December 31, 2011	56,280	1,859	58,139

Total	283,290	5,084	288,374

(b)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings that may have, or have had a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance providers and other claims with suppliers relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined and consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined and consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by P&I Club insurance.

11. Fair Value of Financial Instruments

The carrying values of trade accounts receivable, cash and cash equivalents, time deposits, restricted cash and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the floating rate debt (loan and credit facilities) approximates the carrying value, due to their variable interest rates.

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of June 30, 2009, the Company’s outstanding interest rate swaps had a combined notional amount of $461.1 million. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange at a specified future date, currencies of different countries at a specific rate. As of June 30, 2009, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps and foreign exchange forward contracts did not qualify for hedge accounting. Under SFAS 133, the Company marks to market the fair market value of the interest rate swaps and foreign exchange forward contracts at the end of every period and reflects the resulting unrealized loss/gain during the period in Gain on derivatives in its condensed consolidated statement of income as well as presenting the fair value at the end of each period in the consolidated balance sheet. Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative gains/losses in the condensed consolidated statements of income are shown below:

Derivatives not designated as hedging instruments under Statement 133

		Asset Derivatives Fair Values		Liability Derivatives Fair Values

Type	Balance sheet Location	December 31, 2008	June 30, 2009	December 31, 2008	June 30, 2009

Foreign Exchange	Derivative assets	1,377	-	-	-
Forward Contracts	Other non current assets
Interest Rate	Derivative liabilities	-	-	21,578	14,642
Contracts	Non current liabilities
Foreign Exchange	Derivative liabilities	-	-	138	-
Forward Contracts	Non current liabilities
Total Derivatives		1,377	-	21,716	14,642

	Amount of Gain or (Loss) Recognized in Income on Derivatives

	Six months ended

	June 30, 2008	June 30, 2009

Foreign Exchange Forward Contracts	1,176	(931)
Interest Rate Contracts	3,392	3,762
Net Gain Recognized	4,568	2,831

The gain or loss is recognized in the condensed consolidated statement of income and is presented in Other Expense/Income - Gain on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is the estimated amount the Company would pay or receive to terminate the swap agreements at the reporting date, taking into account current LIBOR swap interest rates and the creditworthiness of the swap counterparty. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy as defined in SFAS No. 157 “Fair Value Measurements”. The following table summarizes the valuation of our financial instruments as of June 30, 2009.

	Significant Other Observable Inputs	Total
	(Level 2)

Derivative instruments – liability position	14,642	14,642

As of June 30, 2009, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s condensed consolidated balance sheet.

12. Earnings per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and gives retroactive effect to the shares issued to Vorini Holdings, Inc. in connection with the initial public offering and includes the shares issuable to Mr. Frank Sica at the end of the each period for services rendered. Diluted earnings per share is the same as basic earnings per share. There are no other potentially dilutive shares.

13. Subsequent Events

(a) Dividend Declaration:

On July 31, 2009, the Board of Directors declared a dividend of $0.15 per common share totaling $8,176 to all shareholders of record as of August 21, 2009.

(b) Vessel early redelivery

On July 17, 2009, our subsidiary Pelea Shipping Ltd. took early redelivery of the Pedhoulas Leader from her charterer. The charterer paid compensation of $2,652, which was recorded as early redelivery income.

(c) Amendment of vessels purchase price:

Following negotiations with the relevant third-party sellers under existing MOAs, our subsidiaries Maxdodeka Shipping Corporation and Maxdekatria Shipping Corporation entered into addenda on September 4, 2009 to such

MOAs with the respective third-party sellers. These addenda reduced the purchase price for the relevant vessels by $2,500 and $1,500, respectively.

As a result of these subsequent events, the Company’s commitments under shipbuilding contracts and MOAs as disclosed in the table in Note 10 are reduced by $4,000 Due to Shipyards/Sellers in the twelve months until June 30, 2010 and by $40 Due to Manager in the twelve months until June 30, 2010.

(d)	Vessel delivery:

On September 8, 2009 our subsidiary Maxdodeka Shipping Corporation took delivery of the newbuild vessel Andreas K, a 92,000 dwt Post-Panamax-class vessel and paid the balance of the purchase price of $56,300 from surplus from operations.

Management has evaluated subsequent events through October 8, 2009, the date on which the financial statements were issued.